EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 12, 2019 relating to the consolidated financial statements of Alio Gold Inc. which report expresses an unqualified opinion appearing in this Annual Report on Form 40-F of Alio Gold Inc. for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

March 19, 2019

Vancouver, Canada